EXHIBIT 99.1

Short Supply of EGRIFTA® Announced

Montreal, Canada – February 14, 2014 – Theratechnologies Inc. (TSX: TH) announced today that it expects current inventory of EGRIFTA® (tesamorelin for injection) to be depleted in the coming weeks due to a combination of manufacturing delays and issues observed during the production of new batches of EGRIFTA®. The depletion of the inventory will result in a shortage of EGRIFTA® and an eventual stock-out. EMD Serono, Inc. has notified the United States Food and Drug Administration about this product shortage.

The Company also announced that it has made the decision to temporarily cease the manufacture of EGRIFTA®. At this time, the Company is unable to determine a timeline to resume the manufacture and delivery of EGRIFTA® and the Company is currently investigating the causes of the issues observed. The Company will update the market when new information is available.

The transaction with EMD Serono, Inc. previously announced on December 13, 2013 relating to the Company regaining all rights to EGRIFTA® in the United States is still expected to close during the Company’s second quarter of its current fiscal year despite the decision made by the Company to temporarily halt the manufacture of EGRIFTA®.

About Theratechnologies

Theratechnologies (TSX: TH) is a biopharmaceutical company which specializes in the development and the commercialization of innovative therapeutic peptide products. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on the Securities and Exchange Commission’s website at www.sec.gov.

Forward-Looking Information

This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation, which statements may contain such words as “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions. This forward-looking information includes, but is not limited to, information regarding the timing on the depletion of the EGRIFTA® inventory and the closing date of the transaction with EMD Serono, Inc. announced on December 13, 2013.

Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions include, but are not limited to, the fact that sales of EGRIFTA® in the United States will not slow down and that the FDA will not issue any order or decision having the effect of suspending the commercialization of EGRIFTA® in the United States.

These risks and uncertainties include, but are not limited to, the risk that the drug shortage occurs earlier than anticipated if demand for EGRIFTA® increases, that the Company is unable to rapidly identify the causes of the issues and is unable to rapidly resume the manufacture of EGRIFTA®, all of which would result in a long product shortage and a loss of goodwill for EGRIFTA®, that the Company is required to develop and implement corrective measures or a new manufacturing process for EGRIFTA®, all of which will take time and cost money while no revenue from sales of EGRIFTA® will be recorded and, therefore, our financial condition and operating results will be materially adversely affected, that corrective measures, if need be, be subject to the FDA’s approval and that we do not obtain such approval, that we may be unable to meet our ongoing and future obligations if the stock-out lasts for a long period of time and we do not control our expenses, or that an order preventing the commercialization of EGRIFTA® or the closing of the transaction with EMD Serono, Inc. is issued by the FDA or any other U.S. regulatory authorities.

We refer potential investors to the “Risk Factors” section of our Annual Report on Form 20-F dated February 26, 2013 available at www.sedar.com, www.sec.gov and www.theratech.com. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contact:

Denis Boucher

NATIONAL Public Relations

Phone: 514-843-2393

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